UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Tarena International, Inc.

(Name of the Issuer)

Tarena International, Inc.

Mr. Shaoyun Han

Kidedu Holdings Limited

Kidarena Merger Sub

Kidtech Limited

Ascendent Capital Partners III, L.P.

Connion Capital Limited

Learningon Limited

Moocon Education Limited

Techedu Limited

Titanium Education (Cayman) Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of Class of Securities)

G8675B 105*

876108101**

(CUSIP Number)

Tarena International, Inc. 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China Telephone: +86 10 6213 5687	Mr. Shaoyun Han
Kidedu Holdings Limited
Kidarena Merger Sub
Kidtech Limited
Connion Capital Limited
Learningon Limited
Moocon Education Limited
Techedu Limited
6/F, No. 1 Andingmenwai Street, Litchi Tower,
Chaoyang District, Beijing 100011,
People’s Republic of China
	Telephone: +86 10 6213 5687	Ascendent Capital Partners III, L.P. Titanium Education (Cayman) Limited Suite 3501, 35/F Jardine House, 1 Connaught Place, Central, Hong Kong Telephone: +852 2165 9000

With copies to:

Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$128,877,533.90	US$14,060.54

*	This CUSIP applies to class A ordinary shares.

**	This CUSIP applies to American depositary shares, each representing one class A ordinary share.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$4.00 for 30,977,536 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction, plus (b) the product of 242,539 restricted share units of the issuer subject to the transaction multiplied by US$4.00 per unit, plus (c) the product of 1,480,457 shares issuable under all outstanding and unexercised options with per share exercise price lower than US$4.00 multiplied by US$2.70 per share (which is the difference between the US$4.00 per share merger consideration and the weighted average exercise price of US$1.30 per share of such options) ((a), (b), and (c) together, the “Transaction Valuation”).

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,060.54	Filing Party:
Form or Registration No.:		Date Filed:

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares, each representing one Class A ordinary share that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Shaoyun Han, the chairman of the board of directors of the Company (the “Chairman”); (c) Kidedu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (d) Kidarena Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Kidtech Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by the Chairman; (f) Ascendent Capital Partners III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Sponsor,” collectively with the Chairman, Parent, Merger Sub, and Kidtech Limited, the “Buyer Group Parties”); (g) Connion Capital Limited, a company organized and existing under the laws of the British Virgin Islands; (h) Learningon Limited, a company organized and existing under the laws of the British Virgin Islands; (i) Moocon Education Limited, a company organized and existing under the laws of the British Virgin Islands; (j) Techedu Limited, a company organized and existing under the laws of the British Virgin Islands; and (k) Titanium Education (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Sponsor (the “Investor”).

This Amendment amends and restates in its entirety information set forth in the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto including the preliminary proxy statement, filed with the SEC on July 6, 2021, and information set forth in the Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

The information contained in (i) the Press Release issued by the Company, dated November 15, 2021, (ii) the Termination and Settlement Agreement among the Buyer Group Parties and the Company dated November 15, 2021 (the “Termination Agreement”), and (iii) the Termination Agreement among the Chairman, Parent, Kidtech Limited, the Sponsor and the Investor dated November 15, 2021 (the “Buyer Group Termination Agreement”), each attached hereto, is incorporated herein by reference.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 filed with the SEC on May 25, 2021, Amendment No. 1 to Schedule 13E-3 filed with the SEC on July 6, 2021, and Amendment No. 2 to Schedule 13E-3 filed with the SEC on October 4, 2021.

Item 15	Additional Information

Item 15 is hereby amended and restated in its entirety as follows:

(c) Other Material Information.

On November 15, 2021, the Buyer Group Parties and the Company entered into the Termination Agreement. Pursuant to the Termination Agreement, the Buyer Group Parties will pay a settlement payment of US$3.53 million to the Company by November 26, 2021. The previously announced Agreement and Plan of Merger, dated April 30, 2021, among the Company, Parent and Merger Sub, will be terminated upon receipt by the Company of the full amount of the settlement payment within the aforementioned time period. The Termination Agreement also includes customary mutual releases and non-disparagement provisions.

Concurrently with the execution of the Termination Agreement, the Chairman, Parent, Kidtech Limited, the Sponsor and the Investor entered into the Buyer Group Termination Agreement, pursuant to which the consortium agreement, dated January 21, 2021 between the Chairman and the Investor, the interim investor agreement, dated April 30, 2021 among the Chairman, Kidtech Limited, Parent and the Investor, the personal guarantee, dated April 30, 2021, executed and delivered by the Chairman to the Sponsor and the Investor, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect in their entirety.

Item 16	Exhibits

(a)(9)        Press Release issued by the Company, dated November 15, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 15, 2021.

(d)(13)      Termination and Settlement Agreement among the Chairman, Parent, Merger Sub, the Sponsor, Kidtech Limited, and the Company, dated November 15, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 15, 2021.

(d)(14)      Termination Agreement among the Chairman, Parent, Kidtech Limited, the Sponsor and the Investor, dated November 15, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021
TARENA INTERNATIONAL, INC.

	By:	/s/ Wing Kee Lau
		Name:	Wing Kee Lau
		Title:	Chief Financial Officer

[Signature Page to Schedule 13E-3 Transaction Statement]

SHAOYUN HAN

/s/ Shaoyun Han

KIDEDU HOLDINGS LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

KIDARENA MERGER SUB

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

KIDTECH LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

CONNION CAPITAL LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

LEARNINGON LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

MOOCON EDUCATION LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

TECHEDU LIMITED

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

[Signature Page to Schedule 13E-3 Transaction Statement]

ASCENDENT CAPITAL PARTNERS III, L.P.
By:	Ascendent Capital Partners III GP, L.P., its general partner
By:	Ascendent Capital Partners III GP Limited, its general partner

By:	/s/ Meng Liang
	Name:	Meng Liang
	Title:	Authorized Signatory

TITANIUM EDUCATION (CAYMAN) LIMITED

By:	/s/ Meng Liang
	Name:	Meng Liang
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3 Transaction Statement]